================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 18

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================
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     This Amendment No. 18 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

         On July 3, 1997, the District Court entered an Order upholding the Continuing Director Provision of Healthdyne's Shareholder Rights Plan and invalidating Invacare's proposed bylaw amendment designed to circumvent that provision. A copy of the Order of the District Court dated July 3, 1997 is attached hereto as Exhibit 56.

         On July 7, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 57.




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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 56  --   Order of the District Court for the Northern District of
                   Georgia, Atlanta Division, dated July 3, 1997.

  Exhibit 57 --    Press Release issued by Healthdyne on July 7, 1997.



---------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                            Chief Financial Officer and
                                              Treasurer


Dated: July 7, 1997


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                                                                    EXHIBIT 56




                     IN THE UNITED STATES DISTRICT COURT
                     FOR THE NORTHERN DISTRICT OF GEORGIA
                               ATLANTA DIVISION



INVACARE CORPORATION and                :
I.H.H. CORP.,                           :
                                        :
         Plaintiffs,                    :    CIVIL ACTION NO.
                                        :
                                        :    1:97-cv-0205-CC
         vs.                            :
                                        :
HEALTHDYNE TECHNOLOGIES,                :
INC., et al.,                           :
                                        :
         Defendants.                    :


                                    ORDER

         Pending before the court in the above-styled case are the following motions: Plaintiff's Motion for Preliminary Injunction [37-1], Defendant Healthdyne Technologies, Inc.'s Motion for Summary Judgment [20-1], Plaintiffs' Motion for Summary Judgment [42-1] and Plaintiff's Motion to Strike Portions of Affidavit of Donald G. Margotta [53-1].


                             I. SUMMARY OF FACTS

         Healthdyne Technologies, Inc. ("Healthdyne") is a Georgia corporation in the business of developing and manufacturing respiratory and sleep disorder products. Invacare Corporation is an Ohio corporation, and I.H.H. Corp. is its wholly owned subsidiary (collectively referred to as "Invacare" or "Plaintiffs"). Invacare designs, manufactures and distributes medical equipment for the home health care and extended care markets.

         On January 2, 1997, Invacare, through its chairman, proposed an acquisition in which Healthdyne shareholders would receive $12.50 in cash for each share of Healthdyne common stock. Healthdyne's Board of Directors rejected the proposal on January 23, 1997, finding that the offer was "grossly inadequate" from a financial perspective. On January 24, 1997, Invacare commenced an all cash tender offer for all outstanding shares of Healthdyne common stock for $13 per share. Healthdyne concluded that the offer was still "grossly inadequate" and urged its shareholders not to accept the offer. Invacare subsequently gave Healthdyne notice that it would propose a new slate of directors at the next annual meeting of Healthdyne. The meeting is currently scheduled for July 30, 1997. On March 31, 1997, Invacare increased its offer to $13.50 per share, but this offer was also rejected after Healthdyne's board advised that it was "grossly inadequate." Shortly before the hearing on Invacare's Motion for Preliminary Injunction and the Cross-Motions for Summary Judgment on Healthdyne's Counterclaim, Invacare raised its offer to $15 per share, and this offer was also rejected.

         Healthdyne's Board of Directors has put in place a shareholders rights plan (the "rights plan"), or "poison pill" as it is sometimes called, to help protect against hostile takeovers. A shareholders rights plan is commonly used as a takeover defense because it makes consummation of a tender offer prohibitively expensive until such time as the rights are redeemed.(1) When Healthdyne's rights plan is triggered, each shareholder with the exception of the hostile bidder (in this case Invacare) will have the right to purchase

--------------------

(1) Invacare also has a shareholders rights plan, although their plan is not in issue in this case.




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additional shares of common stock at half-price under certain circumstances.
Healthdyne's rights plan also has a "continuing director" feature, which requires that any redemption or amendment of the rights plan be approved by one or more directors who were members of the Board prior to the adoption of the rights plan, or who were subsequently elected to the Board with the recommendation and approval of the other continuing directors. The effect of the continuing directors provision is that if Healthdyne's shareholders vote at the July 30th meeting to replace the incumbent directors with Invacare's slate of directors, the new Board of Directors could not redeem the rights plan because they would not be "continuing directors."

         Invacare seeks a preliminary injunction declaring that the continuing directors provision is invalid and directing the Healthdyne Board of Directors to remove the provision from the rights plan. Invacare has also proposed a bylaw to be voted upon by Healthdyne's shareholders at the annual meeting. The proposed bylaw requires the current Board of Directors of Healthdyne to amend the rights plan to eliminate the continuing directors feature. Healthdyne contends that the proposed bylaw violates Georgia law.



                                II. DISCUSSION

A. Plaintiffs' Motion for Preliminary Injunction

         To be entitled to a preliminary injunction, the movant must show: (1) that movant has a substantial likelihood of success on the merits; (2) that the movant will suffer




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irreparable injury if the injunction is not issued; (3) that the threatened injury to the movant is greater than any damage the proposed injunction may cause the opposing party; and (4) that the injunction will not disserve the public interest. Carillon Importers v. Frank Pesce International Group, Ltd., 112F.3d 1125, 1126 (11th Cir. 1997).

         O.C.G.A. Section 14-2-801(b) provides:

         All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation, bylaws approved by the shareholders, or agreements among the shareholders which are otherwise lawful.

Invacare argues that the continuing directors provision is illegal under
Section 801(b) because it is a significant limitation on the Board of Directors' powers, and the limitation is not included in the articles of incorporation or the bylaws.

         O.C.G.A. Section 14-2-624(a) provides:

         A corporation may issue rights, options, or warrants with respect to the shares of the corporation whether or not in connection with the issuance and sale of any of its shares or other securities. The board of directors shall determine the terms upon which the rights, options, or warrants are issued, their form and content, the consideration for which they are to be issued, and the terms and conditions relating to their exercise, including the time or times, the conditions precedent, and the prices at which and the holders by whom the rights, options, or warrants may be exercised.

Subsection (c) provides, in relevant part, that "[n]othing contained in Code
Section 14-2-601 shall be deemed to limit the board of directors authority to determine, in its sole discretion, the terms and conditions of the rights, options, or warrants issuable pursuant to this Code section. Such terms and conditions need not be set forth in the articles of


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incorporation." The Official Comment to O.C.G.A. Section 14-2-624(c) reveals that the board of directors' discretion to set the conditions of a rights plan is limited only by their fiduciary obligations to the corporation.

         The Healthdyne Board of Directors exercised its discretion to include a continuing directors provision in the rights plan. Invacare, in essence, contends that the court should read an exception into Section 14-2-624 so that the board of directors could never exercise its discretion to include a provision which limits the authority of future boards of directors; however, to read such an exception into Section 624 is clearly contrary to the plain language of the statute.

         Invacare relies primarily on Bank of New York v. Irving Bank Corporation, 528 N.Y.S.2d 482 (Sup. Ct. 1988), in which the New York Supreme Court invalidated a continuing directors provision because it restricted the power of the Board of Directors to manage the corporation. The Bank of New York case involved a New York statute that provided that "[a] restriction of the board's power to manage the business of the corporation is invalid unless (1) all of the incorporators or all of the shareholders of record have authorized such provision on the certificate of incorporation...." The Georgia Business
Corporation Code has no such express limitation within its statutory scheme, and this court does not read Section 14-2-801 to include such a limitation, particularly in light of Section 14-2-624(c) which gives the board of directors sole discretion to determine the terms and conditions of the rights agreement. Furthermore, Section 624(c) provides that the terms and conditions, including any restrictions, do not have to be set forth in the articles of incorporation.


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         The court also notes that Georgia corporate law embraces the concept of continuing directors as part of a defense against hostile takeovers. The Georgia Fair Price statute provides that where a vote is needed to approve a business combination, that business combination must be "(1) unanimously approved by the continuing directors provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or (2) recommended by at least two-thirds of the continuing directors and approved by a majority of votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination." O.C.G.A. Section 14-2-1111. Also, the Georgia Business Combination statute provides that a bylaw opting into the statute cannot be repealed without "the affirmative vote of at least two-thirds of the continuing directors...." O.C.G.A. Section 14-2-1133(b). Thus, the continuing director features of these statutes recognize a benefit to shareholders in not allowing a hostile bidder to acquire a corporation by installing its own board of directors to eliminate any takeover defense mechanisms of a rights plan. The court recognizes the distinction between these statutory provisions for continuing directors and the provision contained in Healthdyne's rights agreement; however, the court is satisfied that the concept of continuing directors is an integral part of a takeover defense and is not contrary to public policy in Georgia.

         Invacare also argues that the continuing director provision of the rights plan violates the directors' fiduciary duties. Georgia law requires directors to perform their duties in good faith in a manner believed to be in the best interest of the corporation. O.C.G.A. Section 14-2-830(a)(1). Invacare has not shown, and does not argue, that the


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Healthdyne directors violated their fiduciary duties by implementing the rights plan with the continuing directors provision, but rather Invacare argues that such provisions are invalid as a matter of law. The court concludes that Healthdyne has not breached its fiduciary duties as set forth by Georgia law.



       Invacare also contends that the continuing directors provision interferes with the exercise of shareholder voting rights and urges this court to adopt a rule requiring the directors to show a "compelling justification" for their actions. The court finds that a "compelling justification" requirement is inconsistent with the standard set forth in O.C.G.A. Section 14-2-830. Moreover, the court concludes that unlike the situation in Blasius Industries v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988), the continuing director feature in the Healthdyne rights plan does not infringe on the shareholders' right to elect a new board. The continuing director provision only ensures that the rights plan can not be redeemed or amended without the consent of at least one of the continuing directors. In this respect, the continuing director provision does not interfere with shareholder voting rights; nor is it coercive.


       The court concludes that Invacare has failed to show a substantial likelihood of succeeding on the merits of its claim. The court also finds that Invacare will not suffer irreparable harm if the request for injunctive relief is denied and the issuance of an injunction is not in the public interest. Consequently, plaintiffs' Motion for Preliminary Injunction must be DENIED.

       B. Cross-Motions for Summary Judgment on Claims Related to Invacare's Proposed Bylaw Amendment

       Invacare formally notified Healthdyne that at the 1997 Annual Meeting of Shareholders of Healthdyne, Invacare will introduce a proposal to amend Healthdyne's bylaws. The proposed bylaw provides:

       the incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of continuing directors, fails to immediately take all necessary action (prior to consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitations."

Healthdyne filed a counterclaim against Invacare seeking a declaration as to the validity of the proposed bylaw and seeking to enjoin Invacare from soliciting proxies in support of the bylaw. The parties have filed cross-motions for summary judgment on the issue of the validity of the proposed bylaw amendment.



       Summary judgment is only proper when "the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." Fed. R. Civ. P. 56(c). Because the procedure deprives the parties of a trial on the issues, the court must be careful to ensure that only those claims for which there is no need for a factual determination are disposed of by summary judgment. Celotex Corp. v. Catrett, 477 U.S. 317, 106 S.Ct. 2548, 91 L.Ed.2d 265 (1986). In
assessing whether the movant is entitled to summary judgment, the court must review the evidence and reasonable factual inferences arising from it in the light most favorable to the nonmoving party. Welch v. Celotex Corp. 951 F.2d 1235, 1237 (11th Cir. 1992). When deciding cross-motions for summary judgment, the standard is the same as that for individual motions for summary judgment and the court must consider each motion independent of the other. Heublin, Inc. v. United States, 996 F.2d 1445 (2d Cir. 1993).


       O.C.G.A. Section 14-2-624(c) gives the directors of Georgia corporations the sole discretion to determine the terms and conditions of a shareholders rights plan. Such board discretion includes the authority to include a continuing directors provisions such as the one contained in the Healthdyne rights plan. The bylaw proposed by Invacare would infringe upon the board's discretion by requiring the incumbent Healthdyne board to remove the continuing director provision.

       Invacare argues that Section 624(c) and its "sole discretion" language merely reflects the legislature's judgment that shareholders rights plans that discriminate against classes of shares are not prohibited by O.C.G.A. Section 601 and does not give the board unlimited discretion to adopt any form of poison pill that the directors deem appropriate. Invacare's argument overlooks the plain language of Section 624(c), which gives the board of directors sole discretion. As the Comment to this Code Section makes clear, however, this discretion is only limited by the directors' fiduciary obligations to the corporation.

       Invacare further argues that its proposed bylaw is authorized by O.C.G.A. Sections 14-2-202(b), 14-2-801(b) and 14-2-1020(c). Section 202(b) provides that the articles of incorporation may set forth... provisions not inconsistent with law regarding... defining, limiting, and regulating the powers of the corporation, its board of directors, and



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
shareholders."  Section 801(b) provides:


        All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation, bylaws approved by the shareholders, or agreements among the shareholders which are otherwise lawful.

Finally, Section 1020(c) provides that "a bylaw limiting the authority of the board of directors... may only be adopted, amended or repealed by the shareholders." Invacare contends that its proposed bylaw amendment is nothing more than an effort by the shareholders to limit the authority of the board to implement the continuing directors provision, and the above-cited Code sections give the shareholders the authority to so limit the board. Invacare's argument ignores the fact that the proposed bylaw is actually an attempt to control the board of directors and directly interferes with the board's authority under
Section 624(c) to set the terms and conditions of the rights agreement. The court finds that the proposed bylaw is contrary to Section 624(c) as well as inimical to the corporate structure contemplated by the Georgia Business Corporation Code, which separates the rights and duties of directors from those of the shareholders.

        The court also finds that any authority given to shareholders through
Section 801(b) does not apply to corporations whose shares "are listed on a national securities exchange or regularly quoted in the markets maintained by securities dealers or brokers..." O.C.G.A. Section 14-2-731(c)(2). Section 731
(c) goes further to say that any bylaw to limit the board's discretion or powers, must be approved by all of the shareholders. The Comment


-------------------

(2) Healthdyne is a publicly traded corporation.



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to Section 801 states that subsection (b) must be read in conjunction with
Section 731(c). The court finds that Invacare's proposed bylaw is an attempt to limit the board's discretion to set the terms and conditions of the shareholders rights plan and ultimately runs afoul of the board fiduciary obligations to the corporation.

        For the foregoing reasons, the court concludes that Invacare's proposed bylaw is invalid as a matter of law. Healthdyne's Motion for Summary Judgment is GRANTED, and Invacare's Motion for summary Judgment is DENIED.



        C.  Invacare's Motion to Strike Portions of Affidavit of Donald G.
Margotta

        Invacare argues that the court should strike paragraphs 19-29 of Donald
G. Margotta's June 4, 1997 affidavit because Professor Margotta does not have the requisite legal training to give the opinions he sets forth in the affidavit. The court finds that Professor Margotta's statements regarding Georgia law are made solely to provide the context for his economics' opinions. Consequently, the court denies Invacare's Motion to Strike.




                                  CONCLUSION


        Plaintiffs' Motion for Preliminary Injunction [37-1] is DENIED. Defendants' Motion for Summary Judgment [20-1] is GRANTED. Plaintiffs' Motion for Summary Judgment [43-1] is DENIED. Plaintiffs' Motion to Strike Portions of Affidavit of Donald



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G. Margotta [53-1] is DENIED.

      SO ORDERED this 3rd day of July, 1997.



                        /s/ Clarence Cooper
                        -----------------------
                        CLARENCE COOPER
                        UNITED STATES DISTRICT JUDGE




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                                                                     EXHIBIT 57

HEALTHDYNE TECHNOLOGIES WINS                               M. Wayne Boylston
LITIGATION WITH INVACARE;                             --------------------------
CONTINUES EXPLORING VALUE                             CONTACT
ENHANCING ALTERNATIVES; AND                                July 7, 1997
EXPECTS TO REPORT STRONG                              --------------------------
SECOND QUARTER RESULTS                                RELEASE DATE
                                                           (770) 499-1212
                                                      --------------------------
                                                      PHONE


FOR IMMEDIATE RELEASE

         Marietta, Georgia, July 7, 1997 - - Healthdyne Technologies, Inc. (Nasdaq: HDTC) said the Federal District Court in Atlanta upheld the continuing directors provision of its Shareholder Rights Plan and invalidated Invacare's proposed bylaw amendment designed to circumvent that provision. Under the continuing directors provision, only the current Board of Directors can redeem or amend the Rights Plan.

         The Court ruled that Invacare failed to show a substantial likelihood of succeeding on the merits of its claim that the continuing directors provision is invalid and concluded that Healthdyne has not breached its fiduciary duties as set forth by Georgia law. The Court also held that Invacare's proposed bylaw would infringe upon the Board's discretion under Georgia law to determine the terms of a Shareholder Rights Plan and therefore may not be submitted to shareholders for a vote at the Annual Meeting. Invacare has filed a notice of its intention to appeal the Court's decision and is seeking to appeal on an expedited basis.

         "We are extremely pleased by the Court's decision," said Parker H. Petit, Chairman of Healthdyne Technologies. "Now, Invacare, even if it wins the proxy contest, can't eliminate our Shareholder Rights Plan to facilitate its grossly inadequate tender offer. We believe Judge Cooper's ruling enhances the ability of our Board of Directors to continue to increase shareholder value."

         Mr. Petit also said that the Company's litigation victory would have no effect on the continued exploration of possible alternatives for further increasing shareholder value as previously announced on June 23. "We are actively pursuing alternatives to the Invacare offer," Mr. Petit said. "While nothing is certain, we hope to announce a value enhancing transaction in the next several weeks."

         Healthdyne also said it plans to report strong operating results for the second quarter of 1997. "We believe our second quarter results will reflect the continuing revenue and profit momentum coming from our new higher profit-margin products," said Craig B. Reynolds, the Company's President and Chief Executive Officer. "We expect this momentum to continue as we introduce more new products later in 1997 and in 1998."

         Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

         This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.